April 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Karl Hiller, Branch Chief

Re:                             Mead Johnson Nutrition Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-34251

Dear Mr. Hiller:

Set forth below are the responses of Mead Johnson Nutrition Company (“MJN” or the “Company”) to the questions and comments contained in the letter, dated March 19, 2013 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “2012 Form 10-K”).  The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 32

1.                                      We note that you repatriated approximately $660 million of cash to the United States from multiple jurisdictions during 2012. Since permanently invested undistributed foreign earnings increased $410 million during 2012, from $411 million to $821 million, it appears that a significant portion of the repatriated cash was not attributable to these earnings. We also considered the 2012 decrease in cash held abroad not related to undistributed earnings permanently reinvested and the 2012 non-U.S. earnings. Please clarify for us the methodology underlying the repatriation amount. In addition, explain to us the significant assumptions used to calculate the 2012 repatriation of foreign income reconciling item in your effective tax rate schedule on page 52.

Repatriation Methodology

During 2012, the cash repatriation of approximately $660 million consisted of cash distributions to the United States from multiple jurisdictions in the following three forms:

•                                          approximately $202 million related to taxable dividends;

•                                          approximately $408 million related to a tax-free return of basis; and

•                                          approximately $50 million related to the remittance of foreign earnings from branches or pass-through entities.

Under U.S. tax principles, a distribution is subject to U.S. taxation as follows:

(a)                                 to the extent the distribution is limited to the distributing entity’s accumulated earnings, then the distribution is a taxable dividend;

(b)                                 to the extent the distribution is in excess of the distributing entity’s accumulated earnings, then such excess is a tax-free return of basis in the stock of the distributing entity; and

(c)                                  to the extent the distribution is in excess of the distributing entity’s accumulated earnings and basis in the distributing entity’s stock, then the remaining amount of such distribution is a taxable capital gain.

Of the amounts repatriated, approximately $202 million related to dividends paid to MJN entities domiciled in the United States, which are deemed taxable in accordance with the U.S. tax principle described in item (a) above.  None of these taxable dividends relate to permanently reinvested earnings.  However, approximately $408 million of the amount repatriated was a tax-free return of basis in accordance with the U.S. tax principle described in item (b) above.  As such, approximately $408 million of the total cash repatriated to the United States was a repatriation of cash, but not a repatriation of foreign earnings.

The remaining amount of approximately $50 million represents the remittance of current and/or prior-year foreign earnings that were already included in U.S. taxable income because these foreign earnings were attributable to a branch or pass-through entity.  Generally, certain foreign earnings are immediately taxable in the United States when those earnings are generated (regardless of repatriation) by a foreign operation that is organized as a branch or a pass-through entity for U.S. tax purposes.  Thus, the distribution of these foreign earnings to the United States is not subject to further U.S. tax upon remittance because such earnings were already included in U.S. taxable income when those earnings were generated.

Effective Tax Rate Assumptions

With regard to the Commission’s inquiry regarding significant assumptions used to calculate the 2012 repatriation of foreign income reconciling item in the effective tax rate reconciliation table on page 52 of the Company’s 2012 Form 10-K, the Company used actual financial information for the year ended 2012, to the extent practicable, to estimate the tax consequence of the repatriations in accordance with U.S. tax principles.  To the extent that it was not practicable to use actual financial information, the Company used reasonable estimates also in accordance with U.S. tax principles under the Internal Revenue Code and the Treasury Regulations thereunder to complete such calculations.  Following this methodology, the Company’s 2012 repatriation of foreign income reconciling item in the effective tax rate reconciliation table consisted of the following components:

(In millions)	2012 Repatriation of Foreign Income Reconciling Amount
Taxable dividends (i)	$70.9
Branch/pass-through foreign earnings (ii)	25.7
Foreign tax “gross up” (iii)	80.6
Foreign tax credits (iv)	(155.9)
	$21.6	(1)

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(i)            the amount of tax paid or accrued by the Company to the United States government in connection with taxable dividends to the United States (in accordance with Internal Revenue Code section 301 and the Treasury Regulations thereunder).

(ii)           the amount of tax paid or accrued by the Company to the United States government in connection with the Company’s foreign earnings from branches or pass-through entities (whether or not such earnings were remitted to the United States) (in accordance with Internal Revenue Code section 7701 and the Treasury Regulations thereunder).

(iii)          the amount of tax paid or accrued by the Company to the United States government in connection with foreign taxes already paid or accrued on foreign earnings associated with the amounts included in items (i) and (ii) above (commonly referred to as the “gross-up” for foreign taxes) (in accordance with Internal Revenue Code sections 78 and 275 and the Treasury Regulations thereunder).

(iv)          the amount of foreign tax paid or accrued by either the Company or its foreign affiliates in connection with amounts included in U.S. taxable income (in accordance with Internal Revenue Code section 901 and the Treasury Regulations thereunder).

______________

(1)  Numbers do not foot due to rounding.

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

2.                                      Based on the information in slide 4 of your November 13, 2012 presentation, on the Investors section of your website, www.meadjohnson.com, it appears that the estimated compound annual growth rate (CAGR) for industry sales over the next five years is much greater for Latin America (approximately 15%) than Asia (approximately 8%). Given that difference, please clarify for us how you considered this factor in your determination that the Asia and Latin America operating segments have similar economic characteristics and that aggregation is allowable under FASB ASC 280-10-50-11. As part of your response, please include an analysis of all the factors you considered in your determination that these operating segments have similar economic characteristics.

As a threshold matter, we respectfully advise the Commission that the information presented in slide 4 of the Company’s November 13, 2012 presentation and referenced in the Commission’s comment (“Slide 4”) is part of a larger presentation to investors and only serves to illustrate global industry trends, not a Mead Johnson Nutrition Company specific trend. As the Company has publicly stated, it does not provide long term sales growth guidance, but instead provides projected industry growth as a point of reference, such as the total industry CAGR presented in Slide 4.

In its regular assessments of the aggregation criteria included in FASB ASC 280-10-50-11, the Company evaluates multiple factors related to the long-term financial performance of its operating segments and the respective economic environments to which its operating segments are exposed.  Specific to its assessment as to whether operating segments have similar economic characteristics, the Company considers

(i)                                     macroeconomic factors;

(ii)                                  infant and children’s nutrition industry information; and

(iii)                               performance metrics of its operating segments.

The following discussion addresses the Company’s consideration of macroeconomic trends, industry information (including the compound annual growth rate (“CAGR”) for industry sales referenced in the Commission’s comment), and other operating segment comparative data in determining that its Asia and Latin America operating segments have similar economic and operating characteristics.

Macroeconomic Information

On a macroeconomic level, Asia and Latin America represent developing or emerging economies which are expected to continue to expand.  The national economies within these two regions share the following emerging market characteristics:  a growing middle class with increasing disposable income; increased numbers of dual income families; increasing number of women in the workforce;

and increasing preference for premium category products, among other changes in demographic trends related to infant and children’s nutrition.  Further, the economies within these two regions are expected to drive industry growth for the foreseeable future.  As a result of these shared characteristics, Asia and Latin America comprise the two operating segments in which MJN has both invested and focused operations with expectations of realizing growth related to, and resulting from, the aforementioned factors.  While industry growth in Asia and Latin America is not expected to be identical, growth in these regions will be driven by similar factors, and the two regions collectively constitute a substantial majority of total industry growth.

Industry Economic Information

Notwithstanding both the fact that growth in Asia and Latin America will be driven by similar emerging market factors, and the fact that the sales growth in these two regions is expected to drive total industry growth, as referenced in the Comment Letter, industry estimates indicate a stronger expected CAGR for Latin America (approximately 16%(2)) than Asia (approximately 8%(2)) for the five-year period from 2012 to 2017.  In light of this difference in CAGR, the Company considered whether industry estimates should impact the Company’s expectations for growth in the respective regions.

Following such consideration, the Company determined that, while industry estimates both serve as a directional indicator of growth and support the Company’s continued business focus in Asia and Latin America, there is no direct correlation between the Company’s operating segment sales trends and estimated industry sales trends as a result of the following factors:

(i)            The Company obtained the industry information referenced in the Commission’s comment from ERC Group (“ERC”), an independent economics research organization.  ERC makes assumptions for country-level growth and then aggregates those projections to a regional and ultimately to a global growth projection.  The Company does not operate in every country around the world and its market share can vary significantly from market to market. As a result, the Company’s sales mix by country will not necessarily match that of the ERC for any specific region.

(ii)           The ERC projection represents growth rates for the total market and not for individual price segments within the industry. The Company has over 90 percent of its sales at premium prices, a higher level than most industry competitors, especially key European-based manufacturers. The company also considered third-party retail sales data indicating that growth rates for the premium-priced industry segment have been nearly identical in Asia and Latin America in recent years.

___________________________

(2)  Based on data from ERC Group.

Operating Segment Performance Metrics

While macroeconomic and industry level data indicates that Asia and Latin America regions share important economic influences caused by their emerging market nature, the Company also assesses specific actual and estimated operating segment measures primarily related to (i) sales trends and (ii) gross margins.  Sales trend data includes annual growth rates, three-year rolling average growth rates and CAGR information for three- and five-year periods.  Gross margin data includes comparisons of gross profit dollar growth trends, gross margin percentage trends, and relative differences between gross margin percentages for annual periods, three-year rolling average periods and long-term average periods for the Asia and Latin America operating segments.

(i)                                     Sales

The Company’s annual sales growth for each of Asia and Latin America generally move in the same direction and also react similarly to global economic events.  The timing of certain events such as demand-generation investments, price increases and new product offerings impacts sales growth comparisons for individual years; however, rolling average and compound average growth results also indicate consistent sales growth rates, resulting in differences within approximately 200 basis points for most periods and durations considered.  In comparison to the forward-looking industry CAGR statistics referenced in the Comment Letter, the Company’s CAGRs for sales growth in the Asia and Latin America operating segments differ by less than 100 basis points for the same 2012 to 2017 period.  Based on the various sales data it assessed, the Company determined that sales information supported a conclusion that the two operating segments are economically similar.

(ii)                                  Gross Margin

The results of gross margin comparisons for the two segments also provide support for the economic similarity between the segments.  On an annual basis and using various rolling- and long-term averages of a combination of historical and forecasted gross margin percentages, the percent difference (or spread) between the gross margin percentages for the two operating segments ranges between 6% and 8%.  The relatively small spread between the margins and the fact that margins for the two segments demonstrate consistent trends provides additional support for a conclusion that the Asia and Latin America operating segments are economically similar.  Furthermore, on a long-term average and five-year compound average growth basis, comparative gross profit dollar growth for the two operating segments is within 150 basis points.

As requested by the staff in the Comment Letter, the response above addresses MJN’s considerations specific to the determination that its Asia and Latin America operating segments are economically similar in accordance with FASB ASC 280-10-50-11.  The Company considered the total mix of the aforementioned economic information in arriving at its conclusion.  In addition, in its determination that the two operating segments meet all criteria for aggregation, the Company assessed the extent to which the operating segments possess similar qualitative factors highlighted in FASB ASC 280-10-50-11 a. through e., determining that the Asia and Latin America operating segments are similar in all respects.  The Company assesses all aggregation criteria on an annual basis or as necessary as other factors arise that might impact MJN’s ability to aggregate segments.  To the extent the economic factors discussed above or other qualitative information change with respect to the Asia and Latin America operating segments resulting in a determination that the aggregation criteria in FASB ASC 280-10-50-11 is no longer met, the Company would modify its reportable segment disclosure accordingly.

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The Company hereby acknowledges that:

(a)                                 The Company is responsible for the adequacy and accuracy of the disclosure in its 2012 Form 10-K;

(b)                                 Commission staff comments or changes to disclosure in response to the Commission staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and

(c)                                  The Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (847) 832-2408.  Any additional comments may be sent to the undersigned via email (tom.de.weerdt@mjn.com) or facsimile ((812) 602-2095).  Thank you.

Very truly yours,

/s/ Tom De Weerdt

Tom De Weerdt
Vice President, Corporate Controller
Mead Johnson Nutrition Company

cc:	Ms. Kim Calder
Mr. Michael Fay
Mr. Stephen W. Golsby, Mead Johnson Nutrition Company
Mr. Peter Kasper Jakobsen, Mead Johnson Nutrition Company
Mr. Peter G. Leemputte, Mead Johnson Nutrition Company
Mr. William C. P’Pool, Mead Johnson Nutrition Company
Mr. David A. Schuette, Mayer Brown LLP